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                                                 Contact:
                                                                Christopher Wyse
                                                                    616-923-3417
                                            christopher_wyse@email.whirlpool.com



                WHIRLPOOL NAMES THIENEMAN TO EXECUTIVE POSITION


     BENTON HARBOR, Mich. -- Sept. 24, 1997 -- Whirlpool Corporation announced today that Michael D. Thieneman will become executive vice president of the company's North American Region and join the executive committee. Thieneman succeeds Ralph F. Hake, senior executive vice president of operations, who was named to his current position in February.

     Thieneman, currently corporate vice president of global procurement, will begin his new assignment effective immediately. Thieneman will be responsible for all aspects of the company's North American business, reporting to Hake. A successor to Thieneman has yet to be named.

     "Mike possesses the right balance of experience and leadership for this position," Hake said. "He has a broad perspective of Whirlpool's global business, having worked in the U.S., as well as Canada and Europe."

     Thieneman joined Whirlpool in 1977 as a product engineer. He has served as president and CEO of Inglis Limited, the company's Canadian subsidiary, and was president of Whirlpool Compressor Operations, in Riva di Chieri, Italy.

     Whirlpool is the world's leading manufacturer and marketer of major home appliances. Headquartered in Benton Harbor, the company manufactures in 13 countries and markets products under 11 major brand names in about 140 countries.


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